

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Karl W. Newlin
Chief Financial Officer
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

   Re: Piedmont Natural Gas Company, Inc.
     Form 10-K for the Fiscal Year Ended October 31, 2012
     Filed December 21, 2012
     File No. 1-06196

Dear Mr. Newlin:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Andrew D. Mew

         Andrew D. Mew
         Accounting Branch Chief